Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

(Commission File No. 001-36171)

•	Internal News posted March 27, 2015

The Mavenir Acquisition: What’s the Big Deal?

Your top 10 questions answered

Many of you have let us know that you want to understand more about the potential acquisition with Mavenir. We brought your top ten list directly to CEO Rich McBee. Watch this video conversation with Rich and VP of Investor Relations Mike McCarthy to hear more about what the deal with Mavenir is all about and why it’s exciting for Mitel. The video runtime is 15:00, but well worth the time. Click here to watch the video …

Safe Harbor Statement

Forward Looking Statement

Some of the statements in this presentation are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this presentation has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Transcript of Video

Rich McBee, CEO

Mike McCarthy, VP, Investor Relations

Question 1: So Rich, we just had a town hall meeting following a record fiscal year, record quarter, gave a nice update to the team and the following Monday we get up and we come into the office and, bam, we’ve got this news announcement, a great transformative acquisition. Can you give us some sense of what the rationale behind the transaction was?

Rich McBee: Well, absolutely. And I’m sorry that we couldn’t have announced it on the earnings call or at the Town Hall. The deal just wasn’t done. We were still negotiating when the earnings call and all that stuff was going on.

The rationale for the deal: First of all, it’s a strategic deal for us. If you look at the technologies and looked at the future, we play in the enterprise space. And they play in the mobile space. In the enterprise space, we’ve gone through a technology transition that went from analog to digital, digital to IP. In the mobile space, they are in the process of going through a transformation of technology. They’ve come from 1G technology to 2G, to 3G, 3.5G, and now 4G. 4G technology, or LTE is what we all hear out there in the marketplace, is really an IP technology. So now you’ve got the enterprise environment and you’ve got the mobile environment deploying an IP technology. It’s the same IP technology. So where we provide unified communications today, and they provide rich communications, the bridge between the two is IP.

Now, from a growth perspective, Mavenir serves as a growth pillar for us. They’re in a very big market that is growing very fast. Our growth pillars, remember, are the: contact center space, which has great growth characteristics; the cloud, which has great growth characteristics; and this will be the third pillar of growth for us. So, as a company this will add not only a strategic capability for the long term, it’ll also add a short-term immediate growth component to our business.

Now, the business itself is not as far away from the business that we do today. They’re experts in voice. They’re experts in unified communications or rich communications in the mobile space. They’re a software-oriented basis, business. They have virtualized their solutions. They are in the process of delivering cloud solutions. So, these same kind of buzzwords start to kind of resonate between the two domains – enterprise and mobile. And what we’re really doing is we’re seizing on the opportunity to bridge those two technologies in the future.

So short term, it’s a great growth pillar for us. Long term, it’s a strategic play as the mobile and the enterprise converge. And that’s kind of on a three-to-five-year timeline.

Question 2: So Rich, what’s driving the mobile market today? We hear a lot about 4G LTE. But really, what is that and what is the market opportunity for us that you see today?

Rich McBee: Well, I think the thing that’s changed in the mobile market is the smart phone is where all the smarts are. The reality is, it used to be the network that had all the smarts and you had dumb devices on the end. And now it’s just the opposite. So, as they continue to add new apps and new capabilities on the smart phone, the reality is that’s driving a huge amount of demand on the networks. And that’s good for us. That’s good for the company that we’re buying – Mavenir.

And so, as you can add more apps, it gives us more opportunity to generate more revenue with that company that we’re buying.

Question 3: Great. From the perspective of the technology fit, how does Mavenir fit into our software/cloud-oriented direction?

Rich McBee: Well, they’re a software company to begin with. Now, initially what you’re going to have is, Mavenir is going to run over here as our mobile division, and then we’ll have our enterprise division. So there’s not going to be a lot of collaboration between platforms between the businesses. There will be one layer, which is up here at the IP layer, where we’ll be taking our Telepo capabilities, and integrating them in with their mobile services. But, initially, it’s just running our enterprise business as our enterprise business, continue to push on that, and then running the mobile business as a mobile business.

The big thing for the mobile business that we’ll be focusing on is growing profitably, but making sure that we’re maximizing the number of footprint wins that we have with the mobile carriers and growing the business that way.

Question 4: So Rich, what’s the sweet spot that we’re going to hit with this acquisition? After it closes, what is Mitel going to be able to offer its customers that our competitors cannot?

Rich McBee: Well, yeah. I think that Mitel is going to have a competitive advantage in the marketplace, in the greater marketplace, by having both an enterprise and a mobile capability.

Now, our enterprise customers are going to benefit more from that we understand the mobile nature of the network. But they shouldn’t expect to have features immediately because we have the Mavenir business. It’s a pillar of growth for us, that these are going to converge over time.

If you think about Mavenir, though, it really creates a growth pillar for us that gives us a lot of access into mobile markets that are moving very very fast. So, you know, it’s kind of interesting over in that space of the market, all the major mobile players over the years sold off their enterprise businesses because they weren’t profitable. We’ve got a very profitable enterprise business and now we’ve got a great foothold in the mobile space. And I think that’ going to be very unique, not only for us as a company – for all the members, employees of the company – but it’s also going to be very unique for the shareholders.

Question 5: So you’ve been meeting with a lot of shareholders, analysts, customers since the announcement. What have they been saying about the news?

Rich McBee: They say they were shocked. So there’s kind of a “huh”? And then when we explain it to them, it becomes very natural. And then you start to get excited because, you know, it’s going to be a Mitel that’s a profitable growing Mitel. We’ve got a great company today and we’re very profitable. All those characteristics are very good. We have our growth initiatives that are growing very well. But, it hasn’t been enough to really move the top-line needle of the company. So, as we add this mobile component, which has massive markets that are growing very fast, it’s going to be enough to kind of lift us off from the growth perspective. We’ll still have the profitability. Still have our cloud business, our contact center business, and this mobile piece. I think it’s really going to make, you know, Mitel even a more exciting place to be because we’re going to have not only the profitability aspect but we’re really going to have the growth aspect of the company too.

Question 6: So you were right on the show floor at the Mobile World Congress. You had a chance to meet with customers. Share with us an interesting story or two that came up over the course of this conference.

Rich McBee: Oh yeah. So, everybody wanted to talk to me. They had bought Mavenir, put that into their core network. They wanted to know what changes we were going to make. And, I think, probably one of the most unique stories was a guy from the Nordics who came in – Tele2 – he’s the CEO of Tele2. And he said ‘I came into the show floor this morning. The hot news was Mavenir got bought. And my heart sank. I just standardized my entire core on Mavenir. Who bought ‘em. Mitel bought ‘em. I knew who Mitel was.’ My heart soared. His heart soared because he’d just standardized on our Telepo capability for the cloud. And Mavenir for the core. Bringing these things together is very natural for him. And that’s really kind of a snapshot of the future. That’s a snapshot of the future.

The other customers I talked to were interested in what we were going to do with Mavenir. They were very scared that we were going to deal with Mavenir as a scale deal – knock all the cost out, etc. etc. And that’s not what we’re doing. We’re going to fertilize that thing for growth, under s disciplined control from a profitability perspective, but we’re going to maximize growth. And so once people heard the story of bringing the enterprise features to the mobile world, and mobile capability to the enterprise world, then they really got jazzed. And then they started talking about the capabilities that they were looking for in the future, and they thought this was going to be a great deal.

Mavenir being a small company, it didn’t have a big financial foundation that they were sitting on. They just had the customers that they were winning. We have a big firm financial foundation. We have a global footprint. And that all played really well for these global carriers.

Question 7: Your experience with the customer was very different from what we saw collectively with our investors and analysts, Rich. What do you think was behind that? Why was that?

Rich McBee: Well, there’s always a surprise when there’s a big change. And, you know, I think people got used to the fact that we were very good at consolidating the market and doing that. And if they stopped and listened to what we’ve been saying and transmitting over the years and what we even said at our analyst days about market trends that were impacting our business, and had a little bit open mind in terms of what markets could be, they’d know that we were looking specifically at the mobile market. I mean, the trends we talked about with mobility — the impacts mobility and the enterprise business, bring your own device, bring your own devices, consumerization of electronics and those kind of things – so that plays right into the mobile space.

So, I think that they got surprised. And that caused a little bit of shock. And a little bit of shock caused everyone to … aagh. We saw that on the first day that we announced that the stock price came down pretty significantly for the first day. The key is what happened since the first day when we were actually able to get out and tell the story of why we did what we did and it was a very natural extension of what we were doing. And that there were actually a lot of tells about not only would we look at the thing we would do from a synergy or a cost-reduction perspective, but that we were going to be adding pillars of growth. And anytime there’s change or stress in the system, and they saw that. But since we’ve been out with the analysts, both the people that write on us and people that deal with the market in general, they get the story. They get the story. And I think that’s why we’ve seen the stock rebound so nicely. We’ve had big volumes. And big volumes with stock increasing means that there’s somebody buying and there’s somebody selling. So the people that are selling are the people that want Mitel to be a flat company and squeeze all the money out and profitability and don’t care about growth. The reality is I came here to deliver profitable growth. And I think that for a company to be viable in the future it has to have growth as well as disciplined financial acumen and delivering profitability.

So, with the growth pillars – now we would have three of them – Mitel is going to be a profitably growing company. And that’s what I think creates a future, not only for our shareholders, for our employees, but for our customers as well. And so we saw this kind of bump in the stock go down. We saw it come back up. And now it’s going to be about us proving our deal thesis. Can we deliver what we say we’re going to deliver? And that’s not only on the mobile side. That’s on the enterprise side too.

So we’ll make commitments as we get the deal closed in the next couple of months. And then people are going to say, okay, I see what you are saying you are going to do, now prove it to me that you’re doing it. You’ve done it from the scale perspective. You’ve done it into scope deals. Now do it one more time. And I think that having the profitable growth mantra for the company is going to be very well received by the shareholder.

Question 8: So, where do you see Mitel in the next 3 to 5 years and what are we going to look like?

Rich McBee: I think that my internal challenge or thing is that we need to be doubling. So we doubled the company this year. In the next three to five years, we’re going to double it again. So that puts us up in the 2+ billion dollar range. We’ll do that organically and we’ll do that inorganically. Our pillars of growth we’ll add to that. And then we’ll also add other companies to Mitel. I think that Mitel is a great platform for growth. And now we have both sides covered. We’ve got the enterprise side covered. And we’ve got the mobility side covered. In this whole voice/video/data sphere, we got it all. So now we focus on getting bigger and faster and more profitable and that’s going to be good for everybody.

Question 9: You’ve said that we are really good at acquisitions and that it’s really become a core competency of ours as a management team and as a company. What’s the key to successful acquisitions?

Rich McBee: Well, first of all, understanding where value for the acquisition is generated. And that’s very important. Because in a scale deal – that is, where you’re bringing two companies together that have the exact same markets, customers, all that kind of stuff – it’s about making sure that you drive cost out of that acquisition. A scope deal, which is about adding growth, is about making sure that you minimize the cost savings, but you maximize whatever the growth aspect is. And so first and foremost is understanding what kind of acquisition you’re doing. One size doesn’t fit all. And we’re very good – we have 26 different teams that look at every acquisition – but it’s very important to understand what you are looking for. Are you driving synergy or are you driving growth? Is it a scale deal or is it a scope deal? Mavenir is a scope deal. So it’s going to be all about maximizing growth in a profitable environment. And, you know, I think that one of the things that Mitel really has kind of developed is the discipline, the cadence, to run a very well, a good business. So we’ve done a very good job on scale deals. But we’ve also done a very good job on growth deals. What we’ve done with the contact center space and cloud. So I think that the ecosystem of Mitel knows how to handle either deals that generate a tremendous amount of profitability through scope, or through scale, and also be able to nurture growth businesses too. It’s a very unique combination. It’s something that we actually do very well.

Question 10: So we’ve got a lot going on. What do you want to see employees do to help make this a success – now, over the next six months, and for the rest of 2015?

Rich McBee: So the most important thing they can do is the job that they’re doing today. Over time, it will create all sorts of opportunities, etc., etc., but for this year, we’ll bring them in, we’ll continue to run them as a division of the company. And the other part of the division of the company, the enterprise side, needs to deliver results. It’s one thing that we’ve done consistently throughout the last four years is we’ve always delivered to Wall Street what we said we were going to do. And we need to do that. And the thing that I’ve said to the employees is, look, when the shareholder does well, the employees do well. And that’s exactly what happened in this year’s profit share and commission cheques that went to everybody. And we’re focused on doing it again next year.

End: Great. Thanks for taking the time to speak with us Rich. Appreciate it.